Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces CEO Transition

GENEVA (NOV. 22, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced that its current chief executive officer (CEO), Jack Weinstein, will be stepping down as part of a leadership transition. The company is pleased to announce that Michelle Lock, a highly experienced pharmaceutical executive and current independent member of Relief’s Board of Directors, will be assuming the role of CEO on an interim basis.

“Michelle has been an active and insightful member of our Board of Directors. Her deep understanding of our organization and her extensive leadership experience in both biotech and big pharma settings make her an ideal leader for Relief. We are excited to have Michelle continue on the Board of Directors and step in as our new CEO.” said Raghuram (Ram) Selvaraju, Chairman of the Board of Directors. “I want to extend our gratitude to Jack for his dedication and the important contributions he made over the years.” added Dr. Selvaraju.

Ms. Lock previously held executive roles as chief operating officer of Covis Pharma Group and senior vice president and head of Europe and International at Acceleron Pharma Inc. She has nearly 30 years of biopharmaceutical strategic, operational and commercialization experience and spent 24 years with Bristol-Myers Squibb. Her appointment as interim CEO of Relief is effective immediately.

In response to her appointment, Ms. Lock commented, “I am honored to step into the role of CEO of Relief. This company has a strong legacy of bringing significant value to patients, and I am excited to lead our talented team as we continue to advance our pipeline. I am committed to driving our company on a path of innovation and enhanced patient impact.”

The Company is looking forward to a new chapter under Michelle Lock’s leadership.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics’ mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

1 / 2

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics’ filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

2 / 2